Exhibit 99.1

	PRESS RELEASE
	CHC ANNOUNCES FIRST QUARTER RESULTS

Thursday, September 13th, 2007, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (the “Company” or “CHC”) (TSX: FLY.A and FLY.B; NYSE: FLI) today announced unaudited financial results for the three months ended July 31, 2007.

	Financial Highlights (in millions of Canadian dollars, except per share amounts)
		Three Months Ended
		July 31, 2006	July 31, 2006
CHC Helicopter	Revenue	$319.9	$263.2
Corporation	Operating income	24.6	28.6
	Net earnings from continuing operations	11.8	9.0
T 604.276.7500	Net earnings (loss) from discontinued operations	16.4	(0.2)
F 604.232.8341	Net earnings	28.2	8.8

www.chc.ca	Per share information (diluted)
	Weighted average number of shares	46.4	46.2
	Net earnings from continuing operations	$0.26	$0.19
	Net earnings from discontinued operations	0.35	-
	Net earnings	0.61	0.19

The Company recorded another quarter of record revenue with continued expansion of its fleet.  During the quarter, the Company began operations on several new contracts in Europe and exited from certain low margin contracts in Global Operations.  In addition, the Company divested of Survival-One Limited (“Survival-One”) and recognized an after-tax gain on the sale of $16.4 million.

During the first quarter, revenue increased $54.4 million (21%) to $319.9 million, excluding the impact of foreign exchange (“FX”), compared to the same period last year.  FX had a positive impact on revenue in the first quarter of $2.3 million.

Revenue increased in all operating segments in the first quarter, but most significantly in the Global Operations segment.  Global Operations’ revenue and segment EBITDAR increased $31.9 million (35%) and $3.9 million (13%), respectively, from the same period last year (excluding FX).  Flying hours in Global Operations increased by 3,789 hours (19%) over the same period last year.  European Operations revenue and segment EBITDAR increased by $12.8 million (10%) and $4.0 million (18%), respectively, from the same period last year (excluding FX).  During the first quarter, external revenue and segment EBITDAR in Heli-One increased $9.5 million (25%) and $9.0 million (15%), respectively, from the same period last year (excluding FX).

Operating income decreased by $4.5 million or 16% (excluding FX) in the first quarter, compared to the same period last year, primarily due to an increase in amortization relating to an increase in spares and the increased value of the Company’s fleet, as well as a restructuring recovery of $2.1 million in the first quarter last year.

Net earnings for the first quarter were $28.2 million ($0.61 per share, diluted), an increase of $19.4 million ($0.42 per share diluted) from the same period last year.

The following table presents the impact on net income and diluted earnings per share of certain items that affect the comparability of the Company’s net earnings from the applicable prior periods (all amounts are after-tax and in millions, except per share amounts):

	Three Months Ended July 31,
	2007		2006
	Net earnings impact	Diluted earnings per share impact	Net earnings impact	Diluted earnings per share impact
Operational Issues:
Aircraft introduction costs[1]	$(2.7)	$(0.06)	$(4.0)	$(0.09)
Major component exchange costs, net of stimated power-by-the-hour ("PBH") refund	(1.6)	(0.03)	-	-
Aircraft impairment adjustment	(1.9)	(0.04)	-	-
Costs associated with exit from certain low margin contracts	(0.5)	(0.01)	-	-
Impact of aircraft availability issues[2]	(1.8)	(0.04)	(2.0)	(0.04)
Net trade receivables provision decrease	1.1	0.02	2.7	0.06
	(7.4)	(0.16)	(3.3)	(0.07)
Financing, Investing and
Related Issues:
Gain on disposal of Survival-One (discontinued operations)	16.4	0.35	-	-
	16.4	0.35	-	-
Other:
Tax rate reduction in the UK	3.1	0.07	-	-
Contract settlement costs	-	-	(1.3)	(0.03)
Restructuring recovery	-	-	1.4	0.03
	3.1	0.07	0.1	-
Total	$12.1	$0.26	$(3.2)	$(0.07)
1 Includes estimated after-tax interest and lease costs of $0.6 million ($0.01 per share, diluted) (2006 - $1.5 million, $0.03 per share, diluted).
2 Includes estimated revenue lost due to lack of availability of aircraft to service contract and non-contract customers.

Other significant variances include (all amounts are pre-tax, unless otherwise noted):

•
Interest expense increases of approximately $1.0 million, ($0.8 million or $0.02 per share, diluted, after-tax) in the first quarter, primarily as a result of higher debt levels related to investment in a growing fleet and associated working capital increases; and

•
Lease expense increases of approximately $7.5 million ($5.8 million or $0.12 per share, diluted, after-tax) in the first quarter, as a result of additional leased aircraft and higher interest rates on various operating leases.

Capital and liquidity:

•	The Company used cash of $68.7 million in operations and invested $50.3 million in property and equipment, including the purchase of two aircraft, during the three months ended July 31, 2007.

•
The number of aircraft in the fleet decreased by one aircraft during the first quarter.  This change consisted of the addition of five new aircraft, including two Sikorsky S76C++, one DHC8-300 and two search and rescue (“SAR”) equipped Sikorsky S61N aircraft.  As well, the Company disposed of or returned to lessors six older technology aircraft.

•
The Company has 70 aircraft (35 heavy and 35 medium aircraft) on order, 30 of which are expected to be delivered in the current year, with the remaining 40 aircraft to be delivered over the next five years.  The Company also has the option to purchase up to ten additional heavy and medium aircraft over the next five years.

•	The Company had unused capacity under its credit facilities of $39.6 million and cash and cash equivalents of $35.4 million for a total of $75.0 million at July 31, 2007.

•
During the first quarter, the Company completed refinancing of its senior credit facilities at interest rates consistent with its previous agreements.  The refinancing will provide an additional US $100 million of capacity, increased flexibility during the current period of unprecedented growth and the ability to increase borrowings in multiple currencies.

Subsequent to July 31, 2007, the Company announced:

•	That it has secured a new maintenance support contract with Lider Taxi Aereo S.A. - Air Brasil (“Lider Aviacao”) of Brazil. Lider Aviacao will send various component units to Heli-One for overhaul on an exchange basis. Main, intermediate and tail gearboxes, along with other major components for Lider Aviacao’s fleet of Sikorsky S76, Bell 212 and Bell 412 helicopters will be overhauled by Heli-One and exchange units will be provided.

•	That its Board of Directors has declared an annual dividend of $0.50 payable quarterly at $0.125 on each Class A subordinate voting share and Class B multiple voting share.

For a complete overview of results, including Management’s Discussion and Analysis, and Unaudited Interim Consolidated Financial Statements and Notes thereto, please visit the CHC website at http//www.chc.ca/investor_financialreports.php.

Investor Conference Call

The Company’s first quarter conference call and webcast will take place Friday, September 14th, 2007 at 10:30 a.m. EDT.  To listen to the conference call, dial 416-644-3414 for local and overseas calls, or toll-free 1-866-733-7560 for calls from within North America.  To hear a replay of the conference call, visit www.chc.ca or dial 416-640-1917 or toll-free 1-877-289-8525 and enter passcode “21245206#”.

The financial results and conference call webcast will be available at www.chc.ca.  The webcast is also available through Canada Newswire at www.cnxmarketlink.com.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in more than 30 countries.

For further information, please contact:

Rick Davis Senior Vice President and Chief Financial Officer 604-279-2471 or 778-999-0314
Annette Cusworth Vice President, Financial Services 604-279-2484 or 778-999-1476
If you wish to be added to CHC’s news distribution list, please visithttp://www.chc.ca/investor_materialrequest.php.

This document may contain forward-looking information. While these projections, conclusions, forecasts and other statements represent our best current judgment, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information. Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection in the forward-looking information contained herein. Such factors include, but are not limited to, the following: exchange rate fluctuations, inherent risk, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licences, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, pension risk, work stoppages due to labour disputes, international uncertainty, and future material acquisitions. These risk factors are further detailed in the Annual Report on Form 20-F and other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. CHC disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Three Months Ended July 31, 2007

This management’s discussion and analysis (“MD&A”) may contain forward-looking information.  While these projections, conclusions, forecasts and other statements represent our best current judgment, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information.  Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection in the forward-looking information contained herein.  Such factors include, but are not limited to, the following:  exchange rate fluctuations, inherent risk, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licences, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, pension risk, work stoppages due to labour disputes, international uncertainty, and future material acquisitions.  These risk factors are further detailed in the Annual Report on Form 20-F and other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.  CHC Helicopter Corporation (the “Company” or “CHC”) disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise.

This MD&A and the accompanying unaudited interim consolidated financial statements and notes thereto should be read in conjunction with the Company’s Audited Consolidated Financial Statements, related notes thereto, and MD&A for the year ended April 30, 2007 as set forth in the Company’s Annual Report (the “2007 Annual Filings”).

All information reflected herein is expressed in Canadian dollars unless otherwise noted and is prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are in accordance with generally accepted accounting principles in the United States except as described in Note 15 to the Company’s unaudited interim consolidated financial statements to which this MD&A relates.

Additional information regarding the Company, including copies of the Company’s continuous disclosure material such as the Company’s Annual Information Form, is available on the Company’s website at http://www.chc.ca or through the SEDAR website at www.sedar.com.

This MD&A has been prepared as at September 13th, 2007.

Overview of Results

During the first quarter, revenue increased $54.4 million (21%) to $319.9 million, excluding the impact of foreign exchange (“FX”), compared to the same period last year.  FX had a positive impact on revenue in the first quarter of $2.3 million.

Revenue increased in all operating segments in the first quarter, but most significantly in the Global Operations segment.  Global Operations’ revenue and segment EBITDAR increased $31.9 million (35%) and $3.9 million (13%), respectively, from the same period last year (excluding FX).  Flying hours in Global Operations increased by 3,789 hours (19%) over the same period last year.  European Operations revenue and segment EBITDAR increased by $12.8 million (10%) and $4.0 million (18%), respectively, from the same period last year (excluding FX).  During the first quarter, external revenue and segment EBITDAR in Heli-One increased $9.5 million (25%) and $9.0 million (15%), respectively, from the same period last year (excluding FX).

Operating income decreased by $4.5 million or 16% (excluding FX) in the first quarter, compared to the same period last year, primarily due to an increase in amortization relating to an increase in spares and the increased value of the Company’s fleet, as well as a restructuring recovery of $2.1 million in the first quarter last year.

Net earnings from continuing operations for the first quarter were $11.8 million ($0.26 per share, diluted), an increase of $2.8 million ($0.07 per share diluted) from the same period last year.

Major items impacting current year first quarter net earnings from continuing operations are (all amounts are pre-tax, unless otherwise noted):

•
Aircraft introduction costs of approximately $3.5 million ($2.7 million or $0.06 per share, diluted, after-tax) in support of future growth, primarily in the European Operations segment.  This $3.5 million consisted of $2.8 million in operating costs including recruiting, training, crew duplication, overtime and mobilization costs and $0.7 million in pre-deployment lease and interest costs.

•
Costs associated with aircraft availability issues totalling $2.3 million ($1.8 million or $0.04 per share, diluted, after-tax) related to aircraft undergoing unscheduled maintenance and modification activities, mainly in the European Operations segment.  These costs primarily relate to contract penalties paid to customers and the estimated loss of revenue.

•
Costs associated with the exit from certain low margin contracts in the Global Operations segment of approximately $0.7 million ($0.5 million or $0.01 per share, diluted, after-tax).  These costs primarily relate to the shut-down of bases in the Ivory Coast and Sudan, including demobilization of aircraft and crew repositioning.

•
Major component exchange costs of $3.2 million ($2.4 million or $0.05 per share, diluted) relating to unanticipated maintenance on the Company’s internal fleet under third-party exchange maintenance programs.

•	Impairment loss of $2.4 million ($1.9 million or $0.04 per share, diluted) recorded on some of the fourteen aircraft held for sale. See further discussion under “Heli-One.”

Offset by:

•	An estimated $1.1 million ($0.8 million or $0.02 per share, diluted, after-tax) net refund on certain engines and components removed from third-party power-by-the-hour (“PBH”) maintenance programs.

•	A tax recovery during the quarter of $3.1 million ($0.07 per share, diluted), as a result of a tax rate reduction in the United Kingdom.

•	The decrease of net provisions of approximately $1.4 million ($1.1 million or $0.02 per share, diluted, after-tax) on trade receivables in Global Operations that have been collected.

Net earnings from discontinued operations for the first quarter were $16.4 million ($0.35 per share, diluted), an increase of $16.6 million from the net loss from discontinued operations of $0.2 million ($nil per share, diluted) in the same period last year.  The increase is due to a $16.4 million gain on the sale of Survival-One Limited (“Survival-One”) during the first quarter of the current year.

Net earnings for the first quarter were $28.2 million ($0.61 per share, diluted) compared to net earnings of $8.8 million ($0.19 per share, diluted) for the same period last year.

Significant Events

Divestitures

During the first quarter, the Company completed the sale of Survival-One for gross proceeds of approximately $37 million.  The Company recorded an after-tax gain of $16.4 million in its results of discontinued operations for the first quarter.

Flying Revenue and Fleet

Flying Revenue and Hours

Approximately 58% (2007 - 53%) of the Company’s first quarter flying revenue was derived from fixed monthly charges and the remaining 42% (2007 - 47%) was generated by hourly charges.  Due to the significant fixed component in flying revenue, a change in flying hours may not result in a proportionate change in revenue.  While flying hours may not correlate directly with revenue, they remain a good measure of activity levels.

The following table provides a quarterly summary of the Company’s flying hours and number of aircraft utilized for the past eight quarters.  Of the 31 aircraft in the Heli-One fleet, 17 aircraft are externally leased to third-parties, four aircraft are undergoing post-delivery modifications, three aircraft are undergoing major inspections and seven aircraft are available for sale.  In addition to these aircraft, seven older aircraft currently deployed in flying operations will be coming off contract during fiscal 2008 and are available for sale.

Flying Hours by Quarter
	Flying Hours			Number of Aircraft
Period	Global Operations	European Operations	Total	Global Operations	European Operations	Heli-One	Total
Q2-2006	17,042	25,968	43,010	128	71	27	226
Q3-2006	18,854	23,764	42,618	131	72	27	230
Q4-2006	17,701	22,026	39,727	131	72	30	233
Q1-2007	19,502	24,240	43,742	132	76	44	252
Q2-2007	20,981	23,256	44,237	128	77	43	248
Q3-2007	21,547	21,556	43,103	128	75	47	250
Q4-2007	22,177	21,956	44,133	145	76	34	255
Q1-2008	23,291	24,832	48,123	143	80	31	254

The following table provides year-to-date information on flying revenue by segment (without adjusting for the impact of FX).

	Flying Revenue
	Three Months Ended July 31,
	(in thousands of Canadian dollars)
	Global Operations		European Operations		Total		Total %
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue Mix:
Heavy	$30,308	$17,542	$105,435	$92,982	$135,743	$110,524	53%	52%
Medium	69,530	54,837	37,569	34,638	107,099	89,475	42%	42%
Light	114	126	-	-	114	126	0%	0%
Fixed-Wing	11,382	11,683	-	-	11,382	11,683	5%	6%
Total	$111,334	$84,188	$143,004	$127,620	$254,338	$211,808	100%	100%
Hourly vs. Fixed:
Hourly	$32,252	$25,300	$75,320	$74,490	$107,572	$99,790	42%	47%
Fixed	79,082	58,888	67,684	53,130	146,766	112,018	58%	53%
Total	$111,334	$84,188	$143,004	$127,620	$254,338	$211,808	100%	100%
Industry Sector:
Oil & Gas	$90,397	$65,514	$135,474	$120,723	$225,871	$186,237	89%	88%
EMS/SAR[1]	15,090	11,496	7,530	6,897	22,620	18,393	9%	9%
Other	5,847	7,178	-	-	5,847	7,178	2%	3%
Total	$111,334	$84,188	$143,004	$127,620	$254,338	$211,808	100%	100%

1 Emergency medical services (“EMS”) and search and rescue (“SAR”) services.

Fleet

At July 31, 2007 the Company’s fleet consisted of 138 owned aircraft and 116 aircraft under operating leases.  80 of these aircraft are deployed in European Operations with the remaining 174 deployed throughout the world.

During the first quarter, the Company added five aircraft to the fleet, which was offset by the sale of and the return to lessors of six aircraft resulting in a net fleet decrease of one aircraft.

The following table outlines the changes in the Company’s fleet during the first quarter of fiscal 2008:

Quarterly Fleet Change Summary
	Heavy	Medium	Light	Fixed Wing	Total	Owned	Operating Lease
Fleet at April 30, 2007	86	146	3	20	255	144	111
Increases (decreases) during the period:
Lease of S61N	2				2		2
Lease of S76C++		1			1		1
Return of leased ATR42-500				(1)	(1)		(1)
Return of leased S76A+		(1)			(1)		(1)
Return of leased AS365N		(1)			(1)		(1)
Purchase of DHC8-300				1	1	1
Purchase of S76C++		1			1	1
Sale leaseback of AW139					-	(2)	2
Sale leaseback of AS365N3					-	(1)	1
Sale leaseback of S76C++					-	(2)	2
Sale of AS365N		(1)			(1)	(1)
Sale of S61N	(2)				(2)	(2)
Fleet at July 31, 2007	86	145	3	20	254	138	116

Fleet deployment as at July 31, 2007

Global Operations	26	96	1	20	143	89	54
European Operations	52	28	-	-	80	31	49
Heli-One	8	21	2	-	31	18	13
	86	145	3	20	254	138	116

During the first quarter, the Company incurred aircraft operating lease and related costs of $28.2 million compared to $20.7 million in the same period last year.  As at July 31, 2007, there were 20 more leased aircraft in the Company’s fleet compared to the same period last year.  The increase of $7.5 million in lease costs was primarily due to additional leased aircraft and an increase in the interest component of lease charges, partially offset by the amortization of deferred gains recognized on sale-leaseback transactions and the positive impact of FX.  The increase in the interest component of lease charges relates to an increase in interest rates over the same period last year and the fixing of interest rates on a number of leases since the first quarter last year.

The Company has entered into operating leases with third-party lessors in respect of 116 aircraft included in the Company’s fleet at July 31, 2007.  102 of these leases are long-term with expiry dates ranging from fiscal 2008 to 2016.

At July 31, 2007 the Company operated 16 aircraft under operating leases with four entities that are variable interest entities (“VIEs”) under Canadian GAAP.  The Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements.  These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from fiscal 2010 to 2014.

Based on appraisals by independent helicopter valuation companies as at April 30, 2007, the estimated fair market value of the aircraft leased from VIEs is $90.8 million as at July 31, 2007.  The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs.  The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $13.9 million as at July 31, 2007.

The future minimum lease payments required under aircraft operating leases are as follows (based on July 31, 2007 interest rates and FX rates):

2008	$82.8	million
2009	99.8	million
2010	93.5	million
2011	84.3	million
2012	72.7	million
And thereafter:	126.8	million
Total	$559.9	million

In addition to aircraft leases, the Company has approximately $4.5 million in annual lease commitments for land, buildings and non-aircraft equipment.

Based on independent appraisals as at April 30, 2007, and, in the case of aircraft acquired during the current fiscal year, independent appraisals as at the date of acquisition, the fair market value of the Company’s owned aircraft fleet at July 31, 2007 was US $539.6 million (CDN $575.1 million), exceeding its recorded net book value by approximately CDN $28.5 million (April 30, 2007 - CDN $33.1 million).  The decrease in the appraisal surplus from April 30, 2007 is primarily attributable to the impact of foreign exchange fluctuations on the translation of the aircrafts’ appraised values.

The following table presents estimated fleet deliveries over the next five years.  It is important to note that these are estimates only.  Fleet deliveries are subject to change due to manufacturer work schedules, the timing of final aircraft financing and changes in demand and delivery dates of aircraft from customers.

Estimated Aircraft Deliveries
Number of aircraft additions[1]
40
35
30
25
20
15
10
5
0
30
5
23
8
5
6
3
3
2
2008
2009
2010
2011
2012
Year
Number of aircraft orders
Number of options to purchase aircraft
Number of aircraft additions in first three months of fiscal 2008

1 The aircraft deliveries above are expected to replace the divestiture of some older technology aircraft in the future.

The vast majority of the 70 aircraft on order are either contracted or allocated to customers.

Review of Segment Revenue, EBITDAR and Operating Income

The following table provides first quarter external revenue, segment EBITDAR, segment EBITDA and operating income variance analysis between fiscal 2008 and 2007.  The numbers in this analysis are referred to in the review of each operating segment that follows the table.

Segment Revenue from External Customers - Variance Analysis (in thousands of Canadian dollars)
	First Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Three months ended July 31, 2006	$91,847	$132,894	$38,315	$97	N/A	$263,153
Foreign exchange impact[1]	152	2,531	(361)	5	N/A	2,327
Revenue increase	31,949	12,839	9,549	74	N/A	54,411
Three months ended July 31, 2007	$123,948	$148,264	$47,503	$176	N/A	$319,891
Total revenue increase	$32,101	$15,370	$9,188	N/A	N/A	$56,738
% increase	35.0%	11.6%	24.0%	N/A	N/A	21.6%
% increase, excluding FX	34.8%	9.7%	24.9%	N/A	N/A	20.7%

Segment EBITDAR[2] Variance Analysis (in thousands of Canadian dollars)
	First Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Three months ended July 31, 2006	$30,016	$22,805	$60,045	$(9,988)	$(41,833)	$61,045
Foreign exchange impact[1]	614	105	(428)	(13)	-	278
Segment EBITDAR increase (decrease)	3,936	4,047	9,006	3,171	(9,687)	10,473
Three months ended July 31, 2007	$34,566	$26,957	$68,623	$(6,830)	$(51,520)	$71,796
Segment EBITDAR margin[3]
- Last year	32.7%	17.2%	45.0%	N/A	N/A	23.2%
- This year	27.9%	18.2%	43.6%	N/A	N/A	22.4%
Total Segment EBITDAR increase (decrease)	$4,550	$4,152	$8,578	$3,158	$(9,687)	$10,751
% increase	15.2%	18.2%	14.3%	31.6%	N/A	17.6%
% increase, excluding FX	13.1%	17.7%	15.0%	31.7%	N/A	17.2%

Segment EBITDA[2] Variance Analysis (in thousands of Canadian dollars)
	First Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Three months ended July 31, 2006	$7,166	$1,043	$42,113	$(9,988)	N/A	$40,334
Foreign exchange impact[1]	(315)	(75)	873	133	N/A	616
Segment EBITDA increase (decrease)	(2,508)	1,692	419	3,025	N/A	2,628
Three months ended July 31, 2007	$4,343	$2,660	$43,405	$(6,830)	N/A	$43,578
Segment EBITDA margin[3]					N/A
- Last year	7.8%	0.8%	31.6%	N/A	N/A	15.3%
- This year	3.5%	1.8%	27.6%	N/A	N/A	13.6%
Total Segment EBITDA increase (decrease)	$(2,823)	$1,617	$1,292	$3,158	$-	$3,244
% increase (decrease)	(39.4%)	155.0%	3.1%	31.6%	N/A	8.0%
% increase (decrease), excluding FX	(35.0%)	162.2%	1.0%	30.3%	N/A	6.5%

Segment Operating Income Variance Analysis (in thousands of Canadian dollars)
	First Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Three months ended July 31, 2006	$6,671	$(303)	$31,255	$(8,975)	N/A	$28,648
Foreign exchange impact[1]	(386)	(81)	791	159	N/A	483
Operating income increase (decrease)	(3,662)	2,645	(6,403)	2,937	N/A	(4,483)
Three months ended July 31, 2007	$2,623	$2,261	$25,643	$(5,879)	N/A	$24,648
Total operating income increase (decrease)	$(4,048)	$2,564	$(5,612)	$3,096	N/A	$(4,000)
% increase (decrease)	(60.7%)	846.2%	(18.0%)	34.5%	N/A	(14.0%)
% increase (decrease) excluding FX	(54.9%)	872.9%	(20.5%)	32.7%	N/A	(15.6%)
1 Includes both translation and transaction FX impact.
2 See Note 4 to the unaudited interim consolidated financial statements enclosed.
3 Segment EBITDAR or segment EBITDA as a percent of revenue from external customers, except for the Heli-One segment, which is a percent of total revenue.

	Month End Foreign Exchange Rates
	July 31, 2007	July 31, 2006
USD – CAD	1.0657	1.1309
NOK – CAD	0.1834	0.1835
GBP – CAD	2.1699	2.1130
EUR – CAD	1.4613	1.4434

	Year-to-Date Average Foreign Exchange Rates
	July 31, 2007	July 31, 2006
USD – CAD	1.0705	1.1172
NOK – CAD	0.1804	0.1805
GBP – CAD	2.1428	2.0688
EUR – CAD	1.4509	1.4189

Global Operations

Revenue from the Global Operations segment for the first quarter was $123.9 million, an increase of $32.1 million from the same period last year.  This increase was attributable to revenue growth of $31.9 million and a favourable FX impact of $0.2 million.  The revenue growth was primarily due to increased flying revenue of $27.8 million (excluding FX) from new and expanded contracts in Australia, South America, Southeast Asia, Canada and Africa, the acquisition of BHS – Brazilian Helicopter Services Taxi Aereo S.A. (“BHS“) in the fourth quarter of fiscal 2007 and rate increases on a number of existing contracts. These increases are partially offset by the expiration of certain contracts in Africa during the first quarter of the current year.  Flying hours in the Global Operations segment have increased by 3,789 hours (19%) in the first quarter compared to the same period last year.

Segment EBITDAR for the first quarter was $34.6 million, an increase of $4.6 million over the same period last year.  This increase was due to an increase in segment EBITDAR of $3.9 million and a favourable FX impact of $0.7 million.  The increase in segment EBITDAR is due to an increase in revenue, partially offset by a reduction in segment EBITDAR margins to 27.9% in the first quarter compared to 32.7% in the same period last year.  Segment EBITDAR margins have decreased primarily due to costs associated with the transition out of certain low margin contracts during the first quarter and the reversal of a $3.7 million provision on trade receivables that were settled in the prior year, compared to a $1.4 million trade receivable provision reversal in the first quarter of the current year.  While the acquisition of BHS has increased external revenue in the Global Operations segment, EBITDAR margins have been negatively impacted by low serviceability rates in Brazil which will improve as new aircraft are introduced throughout the remainder of the year.

During the first quarter ended July 31, 2007, the Global Operations segment exited from certain low margin contracts resulting in costs relating to demobilization of aircraft, related base costs and the repositioning of crews.  Total costs of $0.7 million relating to these activities were incurred during the first quarter.  Growth in the Global Operations segment is expected to increase as focus continues on new opportunities in profitable jurisdictions and growing markets including Australia, Brazil, Africa, Kazakhstan, Pakistan, Azerbaijan and Southeast Asia.

Operating income for the first quarter was $2.6 million, a decrease of $4.0 million from the same period last year, consisting of a decrease in operating income of $3.6 million and an unfavourable FX impact of $0.4 million.  The decrease in operating income is primarily due to the decrease in segment EBITDAR margins, as noted above, and an increase in lease costs of $7.4 million due to an increase in the number and value of aircraft used by Global Operations on new and renewed contracts.  This decrease is partially offset by an increase in segment EBITDAR.

Global Operations has added 22 aircraft to its fleet since the same period last year, which is partially offset by aircraft returned to Heli-One for redeployment.  Global Operations expensed $0.4 million in aircraft introduction costs associated with aircraft introduced in the first quarter of the current year and the fourth quarter of fiscal 2007.  At July 31, 2007 there were 143 aircraft operating in this segment, consisting of 26 heavy, 96 medium aircraft, one light and 20 fixed-wing aircraft.

European Operations

During the first quarter, European Operations began operations on new contracts with Statoil and the United Kingdom Maritime and Coastguard Agency (“UKMCA”).  In addition, renewed contracts with improved rates began with Maersk and GDF Production Nederland BV.  Revenue from the European Operations segment for the first quarter was $148.3 million, an increase of $15.4 million from the same period last year, despite the impact of poor weather in the month of June.  This change was attributable to an increase in revenue of $12.8 million and a favourable FX impact of $2.6 million.  Revenue increased compared to the same period last year due to the revenue earned on the new and renewed contracts discussed above, as well as increased activity on the Marathon, Total and Perenco UK Limited contracts.  In addition, rate increases on new aircraft types have resulted in increased revenue.  Flying hours in the European Operations segment increased by 592 hours (2%) to 24,832 hours, compared to the same period last year.

Although service to the UKMCA began on July 1, 2007, this contract and the associated facilities are considered to be in a pre-operating phase due to the transition period required to set-up new bases and train crews on the new technology aircraft.  All expenses incurred during the pre-operating phase have been deferred and any revenue earned in this period has been offset against these deferred costs.  Therefore, the impact of this new contract on earnings will not be realized in its entirety until the pre-operating period is completed, which for the first base is expected to be the end of the second quarter of the fiscal year.

Segment EBITDAR for the first quarter was $27.0 million, an increase of $4.2 million from the same period last year.  This increase was due to an increase in segment EBITDAR of $4.1 million and a favourable FX impact of $0.1 million.  The increase in segment EBITDAR is primarily due to segment EBITDAR earned on increased revenue, partially offset by continued aircraft introduction costs during the first quarter.  Segment EBITDAR margins have improved to 18.2% during the first quarter compared to 17.2% in the same period last year.  This is due to improved rates on new contracts as well as an improvement in aircraft availability during the first quarter.  Although the availability rate is steadily improving, European Operations is still experiencing scheduled and unscheduled maintenance on new technology aircraft.  This maintenance resulted in a negative segment EBITDAR impact of $2.3 million in the first quarter, primarily related to customer penalties and estimated reduced revenue as aircraft were unable to operate on contract.

European Operations has added seven aircraft to its fleet since the same period in the prior year, which is partially offset by aircraft returned to Heli-One for redeployment.  Most of the aircraft added to the fleet are new aircraft types including two new Sikorsky S92 aircraft added to service since the fourth quarter of fiscal 2007.  The introduction of new aircraft types to meet the requirements of new and existing customers has resulted in aircraft introduction costs of approximately $2.4 million expensed during the first quarter primarily relating to the training of personnel for upcoming contracts.  The cost of introducing aircraft has been and continues to be significant for European Operations as a result of the new technology aircraft types introduced and the requirement to type-convert and align existing crews on these aircraft.

Operating income for the first quarter was $2.3 million, an increase of $2.6 million from the operating loss of $0.3 million in the same period last year.  This increase is primarily due to increased segment EBITDAR, partially offset by increased lease costs of $2.5 million.  Lease costs have increased due to the addition of higher value, technologically advanced aircraft in the European Operations fleet, partially offset by the additional short-term leased aircraft required in the first quarter last year to partially substitute aircraft undergoing maintenance.

During the first quarter, European Operations was awarded two major contracts by Statoil ASA, Norway for provision of helicopter services in the Norwegian Sea.  The Company believes that this is the largest bundle of helicopter services contracts ever awarded, with a total value of approximately $1.1 billion, over the fixed and option periods.  The contract details are as follows:

1.
A five-year contract for the provision of five Sikorsky S92 and two Eurocopter EC225 aircraft in support of Statoil’s offshore operations based out of Floroe and Bergen, Norway, plus an additional back-up Eurocopter AS332L2 in Bergen.  The operation in Floroe will commence in June 2009 and the contract in Bergen in January 2010.  The contract includes options for up to four additional years.

2.
A seven-year contract for the provision of two all-weather Search and Rescue EC225 aircraft.  One helicopter will be based at Statoil’s Statfjord field in the North Sea, and the other in Bergen as back-up for this service.  Commencing in March 2009, the contract includes options for up to four additional years.

At July 31, 2007, there were 80 aircraft operating in this segment, consisting of 52 heavy and 28 medium aircraft.

Heli-One

The following table provides year-to-date information on Heli-One fleet and repair & overhaul activities (without adjusting for the impact of FX).

	Heli-One Activities
	Three Months Ended July 31,
	(in thousands of Canadian dollars)
	Fleet		R&O		Total
	2007	2006	2007	2006	2007	2006
Revenue
External
PBH/R&O1	$-	$-	$43,401	$33,746	$43,401	$33,746
Lease	4,102	4,569	-	-	4,102	4,569
Total	4,102	4,569	43,401	33,746	47,503	38,315
Internal
PBH/R&O1	-	-	58,249	53,346	58,249	53,346
Lease	51,593	41,632	-	-	51,593	41,632
Total	51,593	41,632	58,249	53,346	109,842	94,978
Total Revenue	55,695	46,201	101,650	87,092	157,345	133,293

Direct costs[2]	(5,194)	(5,483)	(83,528)	(67,765)	(88,722)	(73,248)
Segment EBITDAR[2]	50,501	40,718	18,122	19,327	68,623	60,045
Segment EBITDAR margin	90.7%	88.1%	17.8%	22.2%	43.6%	45.0%
Aircraft lease and associated costs[2]	(25,218)	(17,932)	-	-	(25,218)	(17,932)
Segment EBITDA[2]	$25,283	$22,786	$18,122	$19,327	43,405	42,113
Segment EBITDA margin	45.4%	49.3%	17.8%	22.2%	27.6%	31.6%
Amortization					(15,643)	(11,887)
Restructuring recovery					-	800
Gain (loss) on disposal of assets					(2,119)	229
Operating income					$25,643	$31,255
1 Power-by-the-hour (“PBH”) and repair & overhaul (“R&O”).
2 See Note 4 to the unaudited interim consolidated financial statements enclosed.

Revenue from external customers for the Heli-One segment for the first quarter was $47.5 million, an increase of $9.2 million from the same period last year.  This increase was due to revenue growth of $9.5 million, partially offset by an unfavourable FX impact of $0.3 million.  External R&O revenue increased due to an increase in third-party base maintenance activities in both Norway and the US and an increase in customer flying hours.  These external revenue increases were partially offset by the cancellation of a PBH contract in the UK, the acquisition of BHS in the fourth quarter of fiscal 2007 and a reduction due to the divestiture of the non-core trading and surplus business in the second quarter of the prior year.  External lease and PBH revenue from BHS are treated as internal revenue for Heli-One on the date of consolidation of BHS.

Internal revenues have increased by $14.9 million to $109.8 million for the first quarter, compared to the same period last year.  This increase is due to incremental lease revenue on an increase in the number and value of aircraft deployed by European Operations and Global Operations over the same period last year.  Internal R&O revenue has increased due to PBH earned on an increase in flying hours and the consolidation of BHS.  Internal lease charges were fixed at the beginning of fiscal 2008 in the flying division’s functional currencies.  These currencies have weakened against the Canadian dollar, therefore reducing Heli-One revenues by approximately $2.2 million for the first quarter, compared to the same period last year.  Internal revenues are expected to continue to grow (excluding the impact of FX) as Global Operations and European Operations deploy more aircraft and increase flying activity.

Segment EBITDAR for the first quarter was $68.6 million, an increase of $8.6 million from the same period last year.  This increase is primarily due to segment EBITDAR earned on increased external and internal revenue, partially offset by an unfavourable FX impact of $0.4 million.  Segment EBITDAR from fleet leasing has increased due to an increase in the number and value of aircraft in the fleet over the same period last year.

Segment EBITDAR from R&O activities has decreased due to an increase in maintenance costs compared to the same period last year, which is partially offset by segment EBITDAR earned on increased revenue.  During the first quarter, Heli-One incurred $3.2 million in unanticipated major component exchange costs to service the Company’s internal fleet of aircraft.  Heli-One’s maintenance costs can fluctuate when components are serviced in-house or under third-party exchange or time and material maintenance programs.  However, despite the maintenance costs associated with unanticipated maintenance when repairs are performed in-house or under third-party exchange or time and material programs, costs are less than under a third-party PBH maintenance program, particularly for new aircraft types.  This increase in maintenance costs is partially offset by an estimated $1.1 million net refund on certain engines and components removed from third-party PBH maintenance programs in the first quarter.  As in-house capabilities are expanded and the Boundary Bay R&O facility is completed, the Company may exit from other third-party PBH maintenance programs, to realize additional reductions in maintenance costs.

The number of aircraft in the Heli-One fleet has decreased by thirteen aircraft to 31 aircraft at July 31, 2007 compared to the same period last year.  The decrease is due to the disposition of older aircraft during the quarter and the deployment of aircraft to the Company’s flying operations.  This is partially offset by the addition of aircraft to the fleet that are not yet deployed in the flying operations as the aircraft are undergoing post-delivery modifications.  Of the 31 aircraft in the Heli-One fleet, four aircraft are undergoing post-delivery modifications, three are undergoing major inspections, 17 aircraft are leased to third-parties including customers in Mexico and the US and seven aircraft are available for sale.  In addition to these aircraft, seven older aircraft currently deployed in flying operations will be coming off contract during fiscal 2008 and are available for sale.

Operating income for the first quarter was $25.6 million, a decrease of $5.6 million from the same period last year.  This decrease was primarily due to an increase in external lease charges of $7.6 million, an increase in amortization of $3.8 million and an impairment loss of $2.4 million.  External lease costs for the first quarter were higher than the same period last year due to an increase in the number of leased aircraft in the fleet and an increase in the interest component of lease costs.  Amortization has increased due to an increase in spares (rotables) and the increased value of aircraft in the fleet.

During the first quarter ended July 31, 2007, the Company recorded an impairment loss of $2.4 million on six of the fourteen aircraft held for sale as the quoted market price is expected to be less than the carrying value.  These aircraft are older technology aircraft, which have a high number of hours consumed on major components.  In addition, some of these aircraft were originally acquired in non-US dollar entities when the US dollar was much stronger.  Due to the substantial weakening of the US dollar, a negative impact has resulted.  This impairment loss is recorded in loss on disposal of assets in Heli-One.

The Company continues to develop its Heli-One operations in anticipation of growth opportunities in this segment.  The Company has 70 aircraft (35 heavy and 35 medium aircraft) on order, expected to be delivered over the next five years.  The Company expects that the majority of these aircraft will be used internally to support continued growth.  During the last five quarters, Heli-One performed approximately 56 major maintenance interventions, including base maintenance and modifications.  The fact that Heli-One was able to perform such a large volume of maintenance in such a short period of time is evidence of its significant capabilities.  This will prove valuable as Heli-One builds its in-house major component overhaul capability in the new Boundary Bay facility currently being built.

Subsequent to July 31, 2007, Heli-One announced that it has secured a new maintenance support contract with Lider Taxi Aereo S.A. – Air Brasil (“Lider Aviacao”) of Brazil.  Lider Aviacao will send various component units to Heli-One for overhaul on an exchange basis.  Main, intermediate and tail gearboxes, along with other major components for Lider Aviacao’s fleet of Sikorsky S76, Bell 212 and Bell 412 helicopters will be overhauled by Heli-One and exchange units will be provided.

Corporate and Other

Corporate and Other costs of $6.8 million in the first quarter decreased $3.2 million from the same period last year.  The decrease in costs related primarily to a $1.0 million gain on a variable compensation hedging arrangement as a result of an increase in the Company’s share price during the first quarter.  In addition, during the first quarter of the prior year, costs of approximately $1.6 million were incurred relating to the departure of a former executive of the Company.

During the first quarter ended July 31, 2007, the Company divested of a building in the Netherlands originally acquired as part of the Schreiner acquisition, for a gain of approximately $1.2 million.

Financing Charges

Financing charges of $13.9 million were expensed in the first quarter, compared to $16.4 million expensed in the same period last year.  The decrease of $2.5 million is due to the following:

•
a $1.0 million increase in interest on long-term debt relating to the Company’s investment in aircraft deposits, aircraft purchases, working capital and other capital asset additions made in the last twelve months, partially offset by the positive FX impact on non-Canadian debt;

•	amortization of guarantees of $0.7 million during the three months ended July 31, 2007, as a result of the implementation of the new Canadian GAAP financial instruments standards;

•
a $0.1 million foreign exchange gain compared to a $2.6 million loss in the same period last year.  The $2.6 million loss in the same period last year was primarily the result of internal financing arrangements between subsidiaries of the Company in currencies other than their functional currencies and the revaluation of foreign currency denominated monetary assets and liabilities; and

•
during the first quarter of the prior year, the Company repatriated cash from foreign jurisdictions to Canada.  This resulted in a permanent reduction in the Company’s net investment in foreign subsidiaries and a release of previously deferred foreign exchange losses of $1.5 million.  Additional gains or losses may be realized in the future as additional cash is repatriated.

Income Taxes

Income tax for the three months ended July 31, 2007 was a recovery of $0.8 million compared to income tax expense of $3.5 million for the same period last year.  The Company’s combined average effective tax rate for the three months ended July 31, 2007 was 23.0% compared to 26.5% for the same period last year.  The lower rate was primarily due to a lower proportion of the Company’s income being earned in higher tax jurisdictions.  The first quarter recovery of $0.8 million includes a recovery of $3.1 million as a result of a tax rate reduction in the United Kingdom.

Operating Activities

Cash used in operating activities for the first quarter was $68.7 million, compared to cash used of $13.3 million for the same period last year.  The cash used in operating activities of $68.7 million was largely the result of a $79.5 million change in non-cash working capital combined with net earnings from continuing operations of $11.8 million, $3.5 million in pre-operating expenses and various changes in operating items not involving cash.  Pre-operating expenses of $3.5 million during the first quarter relate to the contract and associated facilities with the UKMCA, which are considered to be in the pre-operating phase.

The change in non-cash working capital was impacted by the following:

•
An increase in receivables of $8.2 million related to an increase in the number of days sales in trade receivables were outstanding from 66 days at April 30, 2007 to 67 days at July 31, 2007 and an increase in activity during the first quarter.  The increase in the days sales in trade receivables was primarily related to an increase in the amount due from Global Operations customers including, most substantially, Aero Contractors of Nigeria (“ACN”), where delays in payments continued in the first quarter.

•	An increase in prepaid expenses of $1.8 million as the Company continues to advance security deposits related to future lease transactions.

•
A decrease in payables and accruals of $68.7 million of which $31.3 million was related to the settlement of deposits due to original equipment manufacturers at April 30, 2007.  The remaining decrease is primarily related to the semi-annual payment of accrued interest on the 7⅜% senior subordinated notes during the first quarter and a reduction in the amounts due to trade creditors, including original equipment manufacturers.

Cash provided by operating activities from discontinued operations for the three months ended July 31, 2007 was $nil (2007 - $1.5 million).

Financing Activities

During the quarter the Company’s total net debt increased by $13.6 million.

Change in Total Net Debt Position[1] During Q1 – 2008 (in millions of Canadian dollars)
Opening balance, April 30, 2007	$751.1
Increase in net debt	43.9
Foreign exchange	(30.3)
Ending balance, July 31, 2007	$764.7
1 Net debt is comprised of total debt less cash and cash equivalents.

Cash used in financing activities was $17.8 million during the first quarter, compared to cash provided by financing activities of $112.7 million for the same period last year.  Long-term debt repayments exceeded proceeds by $12.5 million during the first quarter, compared to long-term debt proceeds which exceeded repayments by $117.1 million in the same period last year.  The Company paid a dividend of $5.5 million during the first quarter, compared to a $4.3 million dividend payment in the same period last year.

Cash provided by financing activities from discontinued operations for the first quarter was $nil (2007 - cash used of $0.6 million).

During the first quarter, the Company completed refinancing of its senior credit facilities at interest rates consistent with its previous agreements.  The refinancing will provide an additional US $100 million of capacity (subject to borrowing and covenant restrictions), increased flexibility during the current period of unprecedented growth and the ability to increase borrowings in multiple currencies.  As a result, the Company has classified the senior revolving credit facility as “Long-term debt” in the unaudited interim consolidated financial statements.

At July 31, 2007, the Company had unused capacity under its credit facilities of $39.6 million (April 30, 2007 - $38.3 million) and cash and cash equivalents of $35.4 million (April 30, 2007 - $89.5 million), for a total of $75.0 million (April 30, 2007 - $127.8 million).  This is exclusive of the US $100 million additional capacity, noted above.

Investing Activities

Cash provided by investing activities was $3.5 million for the three months ended July 31, 2007, compared to cash used of $92.7 million for the same period last year.  Additions to property and equipment during the quarter totalled $50.3 million, compared to $201.6 million in the same period last year.  The current quarter additions were comprised of (i) $15.8 million for the purchase of two aircraft; (ii) $5.0 million for aircraft modifications; (iii) $11.0 million related to buildings and other equipment; and (iv) $18.5 million related to investments in repairable parts to support new aircraft and aircraft types.  Aircraft expenditures consisted of combined aircraft purchases of $22.7 million less the application of deposits of $6.9 million.

The Company advanced new aircraft deposits of $13.7 million (2007 - $4.9 million) during the first quarter on a variety of aircraft.  The Company novated certain of its aircraft purchases to lessors during the first quarter and has been reimbursed $11.9 million in deposits from aircraft manufacturers, resulting in a net advancement of aircraft deposits of $1.8 million.  Capital expenditures for helicopter major inspections during the third quarter totalled $7.0 million (2007 - $13.0 million).  These expenditures were financed from net proceeds totalling $69.8 million (2007 - $132.6 million), primarily from proceeds received on five sale-leaseback transactions.

Cash provided by investing activities from discontinued operations for the first quarter was $31.0 million (2007 - cash used of $0.5 million).  This is due to the proceeds received on the disposal of Survival-One during the three months ended July 31, 2007.

Risks and Uncertainties

Except for the discussion contained elsewhere in this MD&A, there has been no significant change in the risks and uncertainties to the Company as outlined in the MD&A contained in the Company’s 2007 Annual Filings and as detailed in the Company’s 2007 Annual Information Form filed with Canadian Securities Administrators and in the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

Foreign Currency

The Company’s reporting currency is the Canadian dollar.  However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of the Company’s principal foreign operating subsidiaries, which consist primarily of pound sterling, Norwegian kroner, US dollars, Australian dollars, South African rand and euros. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries.  The FX impact on revenue and operating income is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign currency denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

The total favourable FX impact on revenue for the three months ended July 31, 2007 was $2.3 million.  This consisted of a favourable translation impact of $3.4 million and a $1.1 million unfavourable transaction impact (net of cash flow hedging impact).

The total favourable FX impact on operating income for the three months ended July 31, 2007 was $0.5 million.  This consisted of a favourable translation impact of $0.4 million and a favourable transaction impact of $0.1 million (net of cash flow hedging impact).

Due to the fact that a significant portion of the Company’s business activities are denominated in foreign currencies, a change in these currencies against the Canadian dollar can have a significant impact on the Company’s revenue, operating income and net earnings.  It is estimated that a 1% change in all currencies versus the Canadian dollar would have the following approximate impacts (before any offset from existing cash flow hedge programs):  revenue - $14 million, operating income - $3 million and net earnings - $2 million ($0.04 per share, diluted).  The Company continues to mitigate this impact to the extent possible through its cash flow hedging programs but does not hedge translational exposure experienced when converting the financial results of foreign subsidiaries to Canadian dollars.

As at July 31, 2007, the Company’s total net debt was denominated in the following currencies:

	(Thousands)
Currency	Debt in Original Currency	Canadian Equivalent
Euro	€ 29,805	$43,554
Pound sterling	£5,695	12,358
U.S. dollar	USD 396,092	422,115
Canadian dollar	$255,396	255,396
Norwegian kroner	NOK 356,000	65,290
Brazilian Real	BRL 2,347	1,338
Cash and cash equivalents (various currencies)		(35,356)
Total Net Debt		$764,695

Seasonality

The impact of seasonality on the Company’s revenue and net earnings is discussed under “Quarterly Information”.  The Company’s European Operations are most affected by seasonality as flying in the North Sea is impacted somewhat by winter weather and slow downs during the holiday season.

Share Data

The number of issued and outstanding shares and stock options as at August 31, 2007 was as follows:

(000s)
Class A subordinate voting shares	39,925
Class B multiple voting shares	5,858
Ordinary shares	22,000
Stock Options	2,196

The number of Class A subordinated voting shares that would be issued upon conversion of Class B multiple voting shares and share options as at August 31, 2007 remained unchanged from July 31, 2007 as detailed in Note 8 to the unaudited interim consolidated financial statements to which this MD&A relates.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities as at and during the reported dates.  By their nature these estimates are subject to measurement uncertainty.  The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period a change occurs.  The Company’s critical accounting estimates outlined in the MD&A included in the Company’s 2007 Annual Filings remain unchanged at July 31, 2007.

Changes in Accounting Policies

There have been no changes in accounting policies from the 2007 audited annual consolidated financial statements of the Company, except for the changes noted below relating to financial instruments.

Impact of New Accounting Standards

As required by the Canadian Institute of Chartered Accountants (“CICA”), on May 1, 2007, the Company adopted the following CICA Handbook Sections:  Section 1530 - Comprehensive Income (“Section 1530”), Section 3855 - Financial instruments - Recognition & Measurement (“Section 3855”) and Section 3865 - Hedges (‘Section 3865”).  The adoption of these new standards resulted in changes in the accounting and presentation for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive earnings (“AOCI”).  As required by the transitional provisions of these new standards, the comparative unaudited interim consolidated financial statements have not been restated.

The following table summarizes the transition adjustments required to opening retained earnings and AOCI to adopt these new standards.

	Retained earnings	Accumulated other comprehensive earnings
Deferred debt issue costs	$(580)	$-
Cash flow hedges	-	2,275
Guarantees	(2,774)	-
Embedded derivatives	2,550	-
Total	$(804)	$2,275

Refer to Note 2 of the unaudited interim consolidated financial statements for the three months ended July 31, 2007 for more detailed information on the impact of these changes in accounting policies on the consolidated financial statements.

Related Party Transactions

In the course of its regular business activities, the Company enters into routine transactions with parties subject to significant influence by the Company (most significantly revenue from ACN) and direct costs related to transactions with parties affiliated with the controlling shareholder.  These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties.  Transactions with related parties for the three months ended July 31, 2007 and 2006 are summarized as follows:

	Three Months Ended
	July 31, 2007	July 31, 2006
Revenues from ACN	$23,752	$20,532
Direct costs	-	390

	As at
	July 31, 2007	April 30, 2007
Net amount receivable in respect of such
revenues and expenses	$38,454	$25,351

Tax Contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history.  The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments.  When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments.  These adjustments could have a material impact on the Company’s results of operations.

Quarterly Information

The table below provides a summary of the Company’s revenue, net earnings from continuing operations, net earnings, total assets, total long-term financial liabilities, cash dividends per share declared, net earnings per share from continuing operations and net earnings per share for each of the eight most recent quarters.

Period	Revenue	Net earnings from continuing operations	Net earnings	Total assets	Total long-term financial liabilities	Cash dividends per share declared	Net earnings per share from continuing operations		Net earnings per share
(in millions of Canadian dollars)							Basic	Diluted	Basic	Diluted
Q2-2006	$ 252.4	39.2	39.2	1,675.1	939.1	0.40	0.93	0.85	0.93	0.85
Q3-2006	$ 253.5	21.4	21.5	1,685.6	945.8	-	0.51	0.47	0.51	0.47
Q4-2006	$ 248.2	10.3	10.8	1,686.1	911.7	-	0.25	0.22	0.26	0.23
Q1-2007	$ 263.2	9.0	8.8	1,838.2	1,043.4	-	0.21	0.19	0.21	0.19
Q2-2007	$ 273.0	8.3	8.9	1,839.0	1,018.2	0.50	0.20	0.18	0.21	0.20
Q3-2007	$ 300.8	12.0	12.8	2,012.6	877.6	-	0.28	0.26	0.30	0.28
Q4-2007	$ 312.2	11.7	13.5	2,102.2	842.7	-	0.28	0.26	0.32	0.30
Q1-2008	$ 319.9	11.8	28.2	2,000.2	1,108.9	-	0.26	0.26	0.62	0.61

There is some impact of seasonality in the quarterly results in the foregoing table.  The seasonal variations are due primarily to variations in the activity levels of the Company’s oil and gas industry customers’ exploration and development activities.  Poor weather in the North Sea can inhibit flying during the winter months.

Foreign exchange has had a significant impact on quarterly revenue levels on a year-over-year basis.  Quarterly revenues in the first quarter of fiscal 2008, in comparison to quarterly revenues for the first quarter of fiscal 2007, have been positively impacted by foreign exchange of $2.3 million.

Quarterly revenue, net earnings from continuing operations and net earnings in the table above were impacted by the following significant items that affect their comparability (not all variances are listed, including variances from restructuring and debt settlement costs):

1.	Results for Q2 of fiscal 2006 included a pre-tax gain of $21.8 million for the sale of the Company’s remaining interest in Canadian Helicopters Limited and other long-term investments.

2.	Results for Q3 of fiscal 2006 included a pre-tax gain of $15.7 million for the sale of the Company’s equity interest in Inversiones Aereas S.L.

3.	Results for Q1 of fiscal 2007 included aircraft introduction costs of approximately $5.5 million in support of future growth.

4.
Results for Q2 of fiscal 2007 included foreign exchange losses of approximately $6.6 million relating to various items including repatriation of cash to Canada, internal financing arrangements between subsidiaries of the Company in currencies other than their functional currencies, and short-term imbalances in third-party trade and other balances in the Company’s Norwegian and South African subsidiaries.

5.	Results for Q3 of fiscal 2007 included revenue on the sale of an aircraft of approximately $13.0 million.

6.	Results for Q4 of fiscal 2007 included aircraft introduction costs of $5.1 million in support of continued growth.

7.	Results for Q1 of fiscal 2008 included an after-tax gain of $16.4 million for the sale of Survival-One.

8.	Results for Q1 of fiscal 2008 included a tax recovery of $3.1 million as a result of a tax rate reduction in the United Kingdom.

Summary Financial Data - US Dollars

Certain summary financial data from the July 31, 2007 unaudited interim consolidated financial statements have been translated into US dollars.  This translation is included solely as supplemental information for the convenience of the reader.  The data has been translated at the exchange rate at July 31, 2007 of $1.0657 = US $1.00.

Financial Highlights
(in millions of US dollars, except per share amounts)
	Three Months Ended July 31, 2007	Year Ended April 30, 2007
Revenue	$300.2	$1,078.3
Operating income	23.1	108.0
Net earnings from continuing operations	11.1	38.5
Net earnings from discontinued operations	15.4	2.0
Extraordinary item	-	0.8
Net earnings	26.4	41.3

Per Share Information
Basic
Net earnings from continuing operations	$0.24	$0.91
Net earnings from discontinued operations	0.34	0.05
Extraordinary item	-	0.02
Net earnings	0.58	0.98
Diluted
Net earnings from continuing operations	$0.24	$0.84
Net earnings from discontinued operations	0.33	0.05
Extraordinary item	-	0.02
Net earnings	0.57	0.91

CHC Helicopter Corporation Consolidated Balance Sheets Unaudited (in thousands of Canadian dollars) Incorporated under the laws of Canada

	As at
	July 31, 2007	April 30, 2007

Assets
Current assets
Cash and cash equivalents	$35,356	$89,511
Receivables (Note 5)	286,190	277,767
Future income tax assets	30,175	32,169
Inventory	125,059	126,315
Prepaid expenses	55,395	55,121
Assets of discontinued operations (Note 3)	-	3,961
	532,175	584,844
Property and equipment, net (Note 4)	1,047,579	1,092,664
Investments	7,038	7,478
Intangible assets	17,884	17,874
Goodwill	55,818	55,276
Other assets	310,329	290,936
Future income tax assets	29,353	34,678
Assets of discontinued operations (Note 3)	-	18,469
	$2,000,176	$2,102,219
Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$269,130	$340,912
Deferred revenue	2,274	2,057
Dividends payable	5,723	11,241
Income taxes payable	9,555	7,498
Future income tax liabilities	11,931	9,813
Current portion of debt obligations (Note 13)	27,341	333,728
Liabilities of discontinued operations (Note 3)	-	2,979
	325,954	708,228
Long-term debt (Note 13)	350,615	64,168
Senior subordinated notes	422,095	442,680
Other liabilities	160,590	139,791
Future income tax liabilities	175,602	193,172
Liabilities of discontinued operations (Note 3)	-	2,900
Shareholders’ equity	565,320	551,280
	$2,000,176	$2,102,219

See accompanying notes
Guarantees (Note 12) and Tax contingencies (Note 14)

CHC Helicopter Corporation
Consolidated Statements of Earnings
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended
	July 31, 2007	July 31, 2006

Revenue	$319,891	$263,153
Direct costs	(268,933)	(212,441)
General and administration costs	(7,380)	(10,378)
Amortization	(18,027)	(13,877)
Restructuring recovery	-	2,050
Gain (loss) on disposal of assets (Note 4)	(903)	141
Operating income	24,648	28,648
Financing charges (Note 7)	(13,851)	(16,399)
Earnings from continuing operations before income taxes and undernoted items	10,797	12,249
Equity earnings of associated companies	218	211
Income tax recovery (provision)	766	(3,479)
Net earnings from continuing operations	11,781	8,981
Net earnings (loss) from discontinued operations (Note 3)	16,364	(151)
Net earnings	$28,145	$8,830

Earnings per share (Note 9)
Basic
Net earnings from continuing operations	$0.26	$0.21
Net earnings from discontinued operations	0.36	-
Net earnings	0.62	0.21
Diluted
Net earnings from continuing operations	$0.26	$0.19
Net earnings from discontinued operations	0.35	-
Net earnings	0.61	0.19

See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Comprehensive Earnings
Unaudited
(in thousands of Canadian dollars)
	Three Months Ended
	July 31, 2007	July 31, 2006

Net earnings	$28,145	$8,830
Other comprehensive earnings (loss), net of income taxes
Net change in cash flow hedges	2,063	-
Unrealized gain (loss) on translation of foreign operations	(28,268)	17,016
Impact of hedging translation gains (losses) of foreign operations	9,968	(4,951)
Other comprehensive earnings (loss)	(16,237)	12,065
Comprehensive earnings	$11,908	$20,895

See accompanying notes

CHC Helicopter Corporation Consolidated Statements of Shareholders’ Equity Unaudited (in thousands of Canadian dollars)
	Three Months Ended
	July 31, 2007	July 31, 2006
Retained earnings, beginning of period	$334,533	$312,481
Net earnings	28,145	8,830
Transition adjustment - financial instruments (Note 2)	(804)	-
Retained earnings, end of period	361,874	321,311
Accumulated other comprehensive loss, net of income taxes, beginning of period	(40,800)	(66,262)
Transition adjustment - financial instruments (Note 2)	2,275	-
Other comprehensive earnings (loss)	(16,237)	12,065
Accumulated other comprehensive loss, net of income taxes, end of period	(54,762)	(54,197)
Capital stock (Note 8)	253,005	240,308
Contributed surplus (Note 8)	5,203	4,685
Total shareholders’ equity	$565,320	$512,107

See accompanying notes

CHC Helicopter Corporation Consolidated Statements of Cash Flows Unaudited (in thousands of Canadian dollars)
	Three Months Ended
	July 31, 2007	July 31, 2006
Operating activities
Net earnings from continuing operations	$11,781	$8,981
Items not using (providing) cash:
Amortization	18,027	13,877
Loss (gain) on disposals of assets	903	(141)
Equity earnings of associated companies	(218)	(211)
Income taxes	(4,805)	1,225
Defined benefit pension plans	(5,273)	2,155
Amortization of contract credits and deferred gains	(3,520)	(3,684)
Prepaid aircraft rental	(1,590)	(8,892)
Claims reserve	4,117	1,022
Deferred revenue	1,037	1,489
Pre-operating expenses	(3,477)	-
Unrealized foreign exchange gain on unhedged long-term debt	(6,496)	-
Other	378	(293)
	10,864	15,528
Change in non-cash working capital	(79,532)	(28,827)
Cash flow from operations	(68,668)	(13,299)
Financing activities
Long-term debt proceeds	145,765	165,058
Long-term debt repayments	(158,300)	(47,933)
Dividends paid	(5,518)	(4,267)
Capital stock issued	509	156
Deferred financing costs	(356)	(352)
Other	150	4
	(17,750)	112,666
Investing activities
Property and equipment additions	(50,282)	(201,593)
Helicopter major inspections	(6,981)	(12,958)
Proceeds from disposal of assets	69,814	132,620
Junior loans receivable	(3,790)	(15,842)
Aircraft deposits	(1,765)	(4,885)
Restricted cash	(897)	3,067
Other	(2,556)	6,845
	3,543	(92,746)
Effect of exchange rate changes on cash and cash equivalents	(2,257)	886
Cash provided by (used in) continuing operations	(85,132)	7,507
Cash provided by discontinued operations (Note 3)	30,977	357
Change in cash and cash equivalents during the period	(54,155)	7,864
Cash and cash equivalents, beginning of period	89,511	26,331
Cash and cash equivalents, end of period	$35,356	$34,195

See accompanying notes (Supplemental cash flow information, Note 11)

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended July 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

1.	Basis of presentation

These unaudited interim consolidated financial statements ("financial statements") include the accounts of CHC Helicopter Corporation and its directly and indirectly controlled subsidiaries (collectively, the “Company”).  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements and are in accordance with generally accepted accounting principles in the United States (“US GAAP”) except as described in Note 15.  The disclosures in these interim financial statements do not meet all disclosure requirements of GAAP for annual financial statements and should be read in conjunction with the Company’s 2007 audited annual consolidated financial statements.

These financial statements follow the same accounting policies as outlined in Note 2 of the audited consolidated financial statements of the Company for the year ended April 30, 2007 except for the changes in accounting policies described in Note 2 below.

In the opinion of management, all adjustments necessary for a fair presentation are reflected in the financial statements. Such adjustments are of a normal and recurring nature. Financial results for the three months ended July 31, 2007 are not necessarily indicative of financial results for the full year.

On March 8, 2007, the Company acquired an equity position in BHS - Brazilian Helicopter Services Taxi Aereo S.A. (“BHS”) as disclosed in Note 11 to the audited consolidated financial statements of the Company for the year ended April 30, 2007.  The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase.

Certain prior period amounts have been reclassified to conform to the current period’s presentation.  The most significant changes are as a result of the classification of Survival-One Limited (“Survival-One”) to discontinued operations outlined in Note 3.

2.	Changes in accounting policies

As required by the Canadian Institute of Chartered Accountants (“CICA”), on May 1, 2007, the Company adopted the following CICA Handbook Sections:  Section 1530 - Comprehensive Income (“Section 1530”), Section 3855 - Financial instruments - Recognition & Measurement (“Section 3855”) and Section 3865 - Hedges (“Section 3865”).  The adoption of these new standards resulted in changes in the accounting and presentation for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive earnings (“AOCI”).  As required by the transitional provisions of these new standards, the comparative interim consolidated financial statements have not been restated.  The principal changes in the accounting for financial instruments and hedging relationships due to the adoption of these new standards are described below.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended July 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Changes in accounting policies (cont’d)

Comprehensive Income

Section 1530 introduces the concept of comprehensive income which consists of net earnings and other comprehensive earnings (“OCI”) and represents the change in equity of an entity during a period arising from transactions and other events and circumstances from non-owner sources.  OCI represents amounts that are recognized in comprehensive earnings but excluded from net earnings as required by primary sources of GAAP.  These amounts include gains and losses on available-for-sale financial assets, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the portion of the gain or loss on the hedging item that is determined to be an effective cash flow hedge or an effective hedge of a net investment in a self-sustaining foreign operation.

As a result of the adoption of Section 1530, the Company now presents a consolidated statement of comprehensive earnings as part of the consolidated financial statements and AOCI is presented as a new category of shareholders’ equity in the consolidated balance sheets.  AOCI includes the balance that was previously classified as the foreign currency translation adjustment in the Company’s financial statements.

Financial Instruments - Recognition & Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Section 3855 requires that financial assets, financial liabilities and non-financial derivatives that do not qualify for the normal purchase and sale exemption be recognized on the balance sheet at fair value on initial recognition.  Measurement in subsequent periods depends on how the financial instrument has been classified.  Financial assets and liabilities that have been classified as “held for trading” are carried at fair value with both realized and unrealized gains and losses included in net income.  Financial assets classified as “held-to-maturity”, “loans and receivables” and financial liabilities other than those classified as “held for trading” are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income.  Financial assets classified as “available-for-sale” are carried at fair value with unrealized gains and losses reported in OCI and impairment losses recognized immediately in net earnings.

Derivatives are recorded on the balance sheet at fair value, including derivatives that are embedded in a non-derivative host contract where the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract.  Changes in the fair value of derivatives are recognized in net earnings, with the exception of changes recognized in OCI for derivatives that have been designated as a cash flow hedge or a hedge of a net investment in a self sustaining foreign operation.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended July 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Changes in accounting policies (cont’d)

Hedges

Section 3865 establishes new standards for hedge accounting.  Section 3865 carries forward much of the guidance from Accounting Guideline 13 - Hedging Relationships and adds requirements detailing how to apply hedge accounting to various types of arrangements.  The purpose of hedge accounting is to ensure that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period(s).  Hedge accounting is optional and certain conditions must be satisfied before a hedging relationship qualifies for hedge accounting, including identification of the specific risk exposure(s) being hedged, formal documentation of the hedging relationship at inception and reasonable assurance that the hedging relationship will be effective both at inception and throughout the term of the hedging relationship.

Section 3865 discusses three different types of hedges, a fair value hedge, a cash flow hedge and a hedge of a net investment in a self-sustaining foreign operation, and prescribes the accounting treatment for each.  A fair value hedge is a hedge of the exposure to changes in the fair value of all or a portion of a recognized asset or liability or previously unrecognized firm commitment attributable to a specified risk.  In a fair value hedge, both the hedged item and the hedging item are measured at fair value with gains and losses due to fluctuations in fair value recognized immediately in net income.  A cash flow hedge is a hedge of the exposure to variability in cash flows of a recognized asset or liability or a forecasted transaction attributable to a specified risk or variability in cash flows of a firm commitment attributable to foreign currency risk. In a cash flow hedge, there is no change to the measurement or gain or loss recognition on the hedged item.  However, the portion of the gain or loss on the hedging item determined to be effective is recognized in OCI and released into net income in the same period the hedged item affects net income.  Any ineffective portion is recognized immediately in net income.  A hedge of a net investment in a self-sustaining foreign operation is treated such that gains and losses on the effective portion of the hedging item are recognized in OCI.  Any ineffective portion is recognized immediately in net income.

Impact of Adoption

New Accounting Policies

(a)	Classification of financial instruments

Held for trading financial assets and liabilities are financial instruments that are not loans or receivables and are:  acquired or incurred principally for the purpose of selling or repurchasing the instrument in the near term; or part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or a derivative, except for a derivative that is a designated and effective hedging instrument.  The Company may also designate any financial instrument irrevocably on initial recognition as held for trading.  Held for trading financial instruments are carried at fair value with both realized and unrealized gains and losses included in net income.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended July 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Changes in accounting policies (cont’d)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity, other than financial instruments that have been designated on initial recognition as held for trading or as available for sale or those that meet the definition of loans and receivables.  Held to maturity investments are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income.

Loans and receivables are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date, or on demand, usually with interest, other than debt securities and loans and receivables that have been designated on initial recognition as held for trading or as available for sale.  Loans and receivables are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income.

Available for sale financial assets are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading.  Available for sale financial assets are carried at fair value with unrealized gains and losses reported in OCI and impairment losses recognized immediately in net earnings.

(b)	Determination of fair value

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.  The fair value of a financial instrument on initial recognition is normally the transaction price, which is the fair value of the consideration given or received.  Subsequent to initial recognition, the fair values of financial instruments that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities.  When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data.  These include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.  For certain derivatives, fair values may be determined in whole or in part from valuation techniques using non-observable market data or transaction prices.

(c)	Transaction costs

Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are netted against the fair value of the financial instrument on initial recognition, with the exception of transaction costs related to financial instruments that are classified as held for trading.  These transaction costs are then amortized over the expected life of the financial instrument using the effective interest rate method.  Transaction costs related to held for trading financial instruments are expensed as incurred.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended July 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Changes in accounting policies (cont’d)

(d)	Normal purchase and sale exemption

All derivative contracts for the purchase and sale of non-financial instruments are designated as normal purchases and normal sales.  These contracts do not have the capability of contractual net settlement.  As a result of the application of this exemption, the Company is prevented from treating such contracts as derivatives under Section 3855 in the future.

Classification on Initial Adoption

The Company made the following classifications of its major categories of assets and liabilities:

•	Cash and cash equivalents and restricted cash are designated as held for trading. These items are measured at fair value. At May 1, 2007, the date of transition, the measured amount approximates cost.

•
Receivables, junior loans and loans receivable are classified as loans and receivables.  After their initial fair value assessment, these items are measured at amortized cost using the effective interest rate method.

•
Payables and accruals, dividends payable, non-revolving long-term debt and senior subordinated notes are classified as other liabilities.  After their initial fair value assessment, these items are measured at amortized cost using the effective interest rate method.

On May 1, 2007, previously deferred debt issue costs, discounts and premiums with a carrying value of $5.4 million were reclassified from other assets, resulting in a reduction of long-term debt and senior subordinated notes of $0.3 million and $4.5 million, respectively.  The remaining $0.6 million was recorded as a transition adjustment to reduce opening retained earnings as a result of adopting the effective interest rate method of amortization.

Derivatives

All derivative instruments are recorded on the balance sheet at fair value.

Embedded Derivatives

The Company also identified embedded derivatives outstanding at May 1, 2007 that require separation from their host contract primarily relating to foreign currency embedded derivatives.  These embedded derivatives were accounted for as derivatives under Section 3855 and resulted in a transition adjustment to increase opening retained earnings by $2.6 million.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended July 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Changes in accounting policies (cont’d)

Guarantees

The Company has recognized a liability for the fair value of the obligation undertaken in issuing guarantees to third parties under some of the Company’s operating leases relating to a portion of the aircraft values at the termination of the leases (Note 12), regardless of whether or not the liability is probable, and a corresponding prepaid rent asset.  The corresponding prepaid rent asset related to operating lease asset value guarantees is being amortized on a straight-line basis over the lease term of the specific lease to which the asset relates (Note 7).  The liability is reduced as the Company is released from risk upon expiration or settlement of the guarantee.

The Company recorded a transition adjustment to reduce retained earnings by $2.8 million.  In addition, on May 1, 2007, the Company recorded a guarantee liability of $19.2 million in other liabilities.  The corresponding amortized carrying value of the prepaid rent asset is recorded in other assets.

Cash Flow Hedges

The Company uses foreign exchange forward contracts to hedge the currency risk associated with certain foreign currency purchase commitments, payroll and associated accounts payable and accounts receivable.  The effective portion of hedging gains and losses associated with these cash flow hedges is recorded in other comprehensive earnings and is released from accumulated other comprehensive earnings and recorded in earnings when the hedged item affects income.

When a hedging instrument expires or is sold, or when a hedge is discontinued or no longer meets the criteria for hedge accounting, any cumulative gain or loss recorded in other comprehensive earnings at that time remains in other comprehensive earnings until the forecasted transaction is recorded.  When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive earnings is immediately recorded in net earnings.

Upon adoption of Section 3865, the Company recorded an increase of $2.3 million in AOCI.

Net Investment Hedges

The Company uses net investments in self-sustaining foreign operations to hedge foreign currency debt, including a portion of the US $400 million 7⅜% senior subordinated notes.  Gains or losses related to the effective portion of the hedge are recognized in other comprehensive earnings.  These gains or losses will be recorded in net earnings upon the repatriation or disposal of the investment in the foreign operation.  Upon adoption of Section 3855 and 3865, the Company reclassified $40.8 million previously recorded in the foreign currency translation account to opening accumulated other comprehensive earnings.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended July 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Changes in accounting policies (cont’d)

Transition Adjustments

The following table summarizes the adjustments required to adopt these new standards.

	Retained earnings	Accumulated othercomprehensive earnings

Deferred debt issue costs	$(580)	$-
Cash flow hedges	-	2,275
Guarantees	(2,774)	-
Embedded derivatives	2,550	-
Total	$(804)	$2,275

3.	Discontinued operations

During the fiscal year ended April 30, 2007, the Company classified Survival-One as discontinued operations as a result of the decision by management to divest of this business.  The assets and liabilities of Survival-One were measured at the lower of their carrying amount and their estimated fair value using discontinued cash flows less costs to sell.  No fair value adjustment was recorded when Survival-One was classified as discontinued operations at January 31, 2007.  The Company recorded imputed interest in the results of discontinued operations up until May 1, 2007, the date of sale.  The results of Survival-One have been reported in discontinued operations for the three months ended July 31, 2007 and prior period comparative figures have been reclassified.  Previously, these amounts were included in continuing operations in the Heli-One segment.

On May 1, 2007, the sale of Survival-One was completed for gross proceeds of $37 million.  An after-tax gain on the sale of Survival-One of $16.4 million was recorded in the results of discontinued operations for the three months ended July 31, 2007.  Commencing on May 1, 2007, the date of disposition, the operations and cash flows of Survival-One have been eliminated from the ongoing operations of the Company.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended July 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Discontinued operations (cont’d)

The following tables present the summary balance sheet, statements of earnings and statements of cash flows of the discontinued operations included in the consolidated financial statements:

As at
April 30, 2007
Assets
Receivables	$2,994
Future income tax assets	125
Inventory	739
Prepaid expenses	103
3,961
Property and equipment, net	7,289
Intangible assets	4,046
Goodwill	7,134
22,430
Liabilities
Payables and accruals	1,734
Income taxes payable	1,245
2,979
Future income tax liabilities	2,900
5,879
Net assets of discontinued operations	$16,551

	Three Months Ended
	July 31, 2007	July 31, 2006
Revenue	$-	$3,850
Operating income	$-	$91
Net earnings from discontinued operations(i),(ii)	$16,364	$(151)

(i) Includes an after-tax gain on disposal of Survival-One of $16.4 million for the three months ended July 31, 2007.
(ii) Net earnings from discontinued operations for the three months ended July 31, 2007 and 2006, includes income tax expense of $nil.

	Three Months Ended
	July 31, 2007	July 31, 2006
Operating activities	$-	$1,455
Financing activities	-	(605)
Investing activities	30,977	(546)
	30,977	304
Effect of exchange rate changes on cash and cash equivalents	-	53
Cash provided by discontinued operations	$30,977	$357

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended July 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information

The Company operates under the following segments:

•	Global Operations,
•	European Operations,
•	Heli-One, and
•	Corporate and Other.

This segment classification is representative of the Company’s business strategy and reflects the Company’s internal reporting and management structure.  The Company has provided information on segment revenues, segment EBITDAR2 and segment operating income because these are the financial measures used by the Company’s key decision makers in making operating decisions and assessing performance.  Transactions between operating segments are at standard industry rates.

Three Months Ended July 31, 2007
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$123,948	$148,264	$47,503	$176	$-	$319,891
Inter-segment revenues	33	2,292	109,842	374	(112,541)	-
Total revenue	123,981	150,556	157,345	550	(112,541)	319,891
Direct costs[1]	(89,415)	(123,599)	(88,722)	-	61,021	(240,715)
General and administration costs	-	-	-	(7,380)	-	(7,380)
Segment EBITDAR[2]	34,566	26,957	68,623	(6,830)	(51,520)	71,796
Aircraft lease and associated costs[1]
- Internal	(27,929)	(23,664)	73	-	51,520	-
- External	(2,294)	(633)	(25,291)	-	-	(28,218)
Segment EBITDA[3]	4,343	2,660	43,405	(6,830)	-	43,578
Amortization	(1,711)	(399)	(15,643)	(274)	-	(18,027)
Gain (loss) on disposal of assets	(9)	-	(2,119)	1,225	-	(903)
Operating income (loss)	$2,623	$2,261	$25,643	$(5,879)	$-	24,648
Financing charges						(13,851)
Earnings from continuing operations before income taxes and undernoted items	10,797
Equity earnings of associated companies	218
Income tax recovery	766
Net earnings from continuing operations	11,781
Net earnings from discontinued operations (Note 3)	16,364
Net earnings	$28,145

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended July 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information (cont’d)

Three Months Ended July 31, 2006
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$91,847	$132,894	$38,315	$97	$-	$263,153
Inter-segment revenues	188	1,358	94,978	293	(96,817)	-
Total revenue	92,035	134,252	133,293	390	(96,817)	263,153
Direct costs[1]	(62,019)	(111,447)	(73,248)	-	54,984	(191,730)
General and administration costs	-	-	-	(10,378)	-	(10,378)
Segment EBITDAR[2]	30,016	22,805	60,045	(9,988)	(41,833)	61,045
Aircraft lease and associated costs[1]
- Internal	(21,102)	(20,530)	(201)	-	41,833	-
- External	(1,748)	(1,232)	(17,731)	-	-	(20,711)
Segment EBITDA[3]	7,166	1,043	42,113	(9,988)	-	40,334
Amortization	(495)	(1,251)	(11,887)	(244)	-	(13,877)
Restructuring recovery	-	-	800	1,250	-	2,050
Gain (loss) on disposal of assets	-	(95)	229	7	-	141
Operating income (loss)	$6,671	$(303)	$31,255	$(8,975)	$-	28,648
Financing charges						(16,399)
Earnings from continuing operations before income taxes and undernoted items	12,249
Equity earnings of associated companies	211
Income tax provision	(3,479)
Net earnings from continuing operations	8,981
Net loss from discontinued operations (Note 3)	(151)
Net earnings	$8,830

	July 31, 2007
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Consolidated
Segment assets
Continuing operations	$299,869	$246,897	$1,359,151	$94,259	$2,000,176
Discontinued operations (Note 3)					-
					$2,000,176

	April 30, 2007
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Consolidated
Segment assets
Continuing operations	$271,321	$234,182	$1,460,177	$114,109	$2,079,789
Discontinued operations (Note 3)					22,430
					$2,102,219

(i) As at July 31, 2007, the Company had $18.7 million (2006 - $nil) in assets held for sale, which consisted of fourteen aircraft, net of an impairment adjustment of $2.4 million recorded during the three months ended July 31, 2007.  These assets are included in property and equipment in the consolidated balance sheet as at July 31, 2007.  The impairment loss of $2.4 million for the three months ended July 31, 2007 is included in loss of disposal of assets.  This loss was calculated as the difference between the carrying value and the quoted market price for the aircraft held for sale.

Notes:
1.	Direct costs in this note exclude aircraft lease and associated costs. In the consolidated income statement these costs are combined.
2.	Segment EBITDAR is defined as segment EBITDA before aircraft lease and associated costs.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended July 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information (cont’d)

3.	Segment EBITDA is defined as operating income before amortization, restructuring recovery and gain (loss) on disposals of assets.
4.	Global Operations - includes flying operations in Australia, Africa, the Middle East, the Americas and Asia.
5.	European Operations - includes flying operations in the UK, the Netherlands, Norway, Ireland and Denmark, as well as emergency medical services and search and rescue services throughout Europe.
6.	Heli-One - includes helicopter lease and repair and overhaul operations based in Norway, the US, the UK, Canada and CHC Composites Inc.
7.	Corporate and Other - includes corporate office and other corporate costs in various jurisdictions.

5.	Receivables

The Company’s Receivables balance was comprised of the following:

	As at
	July 31, 2007	April 30, 2007
Trade receivables	$239,696	$232,240
Other receivables	46,494	45,527
	$286,190	$277,767

6.	Employee pension plans

The Company’s net defined benefit pension plan expense was as follows:

	Three Months Ended
	July 31, 2007	July 31, 2006
Current service cost	$5,508	$4,295
Interest cost	8,473	6,907
Expected return on plan assets	(9,537)	(7,425)
Amortization of net actuarial and experience losses	1,419	2,085
Amortization of prior service costs	60	35
Amortization of transition amounts	15	12
Participant contributions	(788)	(515)
Total	$5,150	$5,394

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended July 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

7.	Financing charges

	Three Months Ended
	July 31, 2007	July 31, 2006
Interest on debt obligations	$13,210	$12,194
Amortization of deferred financing costs	207	343
Foreign exchange (gains) losses	(136)	2,629
Release of currency translation adjustment (i)	-	1,455
Amortization of guarantees (Note 2)	730	-
Other interest and expenses	(160)	(222)
Total	$13,851	$16,399

(i) During the three months ended July 31, 2006, the Company settled $15.1 million of inter-company debts denominated in foreign currencies, which were designated as part of the Company’s net investments in self-sustaining foreign subsidiaries giving rise to the recognition of a portion of the Company’s currency translation adjustment account as financing charges.

8.	Capital stock

Authorized:
Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares, no par value
Class B multiple voting shares, no par value
Ordinary shares, no par value
	Number of Shares		Consideration
	000s		000s
	As at		As at
	July 31, 2007	April 30, 2007	July 31, 2007	April 30, 2007
Issued:
Class A subordinate voting shares	39,902	39,858	$235,992	$235,346
Class B multiple voting shares	5,858	5,863	18,267	18,413
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A subordinate voting shares
Employee purchase loans			(1,254)	(1,254)
			$253,005	$252,505

Contributed surplus			$5,203	$5,042

Class A subordinate voting
shares that would be issued upon conversion or exercise of the following:
Class B multiple voting shares	5,858	5,863
Share options	2,216	2,232

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended July 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Per share information

	Three Months Ended July 31, 2007
	Net earnings				Net earnings per share
	Cont. ops.	Disc. ops.	Net earnings	Weighted average number of shares (000s)	Cont. ops.	Disc. ops.	Net earnings
	$11,781	$16,364	$28,145	45,730
Shares as security for Class A subordinate voting share employee purchase loans				(626)
Basic	11,781	16,364	28,145	45,104	$0.26	$0.36	$0.62

Share options				675
Shares as security for Class A subordinate voting share employee purchase loans				626
Diluted	$11,781	$16,364	$28,145	46,405	$0.26	$0.35	$0.61

	Three Months Ended July 31, 2006
	Net earnings (loss)				Net earnings per share
	Cont. ops.	Disc. ops.	Net earnings	Weighted average number of shares (000s)	Cont. ops.	Disc. ops.	Net earnings

	$8,981	$(151)	$8,830	42,726
Shares as security for Class A subordinate voting share employee purchase loans				(715)
Basic	8,981	(151)	8,830	42,011	$0.21	$-	$0.21

Share options				2,118
Convertible debt	99	-	99	1,379
Shares as security for Class A subordinate voting share employee purchase loans				715
Diluted	$9,080	$(151)	$8,929	46,223	$0.19	$-	$0.19

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended July 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

10.	Related party transactions

In the course of its regular business activities, the Company enters into routine transactions with parties subject to significant influence by the Company (most significantly revenue from Aero Contractors of Nigeria (“ACN”)) and direct costs related to transactions with parties affiliated with the controlling shareholder.  These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties.  Transactions with related parties for the three months ended July 31, 2007 and 2006 are summarized as follows:

	Three Months Ended
	July 31, 2007	July 31, 2006
Revenues from ACN	$23,752	$20,532
Direct costs	-	390

	As at
	July 31, 2007	April 30, 2007
Net amount receivable in respect of such
revenues and expenses	$38,454	$25,351

11.	Supplemental cash flow information

Cash interest paid and cash taxes paid are as follows:

	Three Months Ended
	July 31, 2007	July 31, 2006
Cash interest paid	$23,674	$21,032
Cash taxes paid	$4,450	$3,017

12.	Guarantees

The Company has provided guarantees to certain lessors in respect of operating leases.  If the Company fails to meet the senior credit facilities’ financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could enable the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts.  If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended July 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

12.	Guarantees (cont’d)

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases (Note 2).  The leases have terms expiring between fiscal 2008 and 2016.  The Company’s exposure under asset value guarantees and guarantees in the form of junior loans, rebateable advance rentals and deferred payments was approximately $88.4 million at July 31, 2007 compared to $86.4 million at April 30, 2007.  The resale market for the aircraft types for which the Company has provided guarantees remains strong and, as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

The Company has provided guarantees to certain lessors in respect of novated aircraft purchase contracts.  Under these contracts, if the manufacturer fails to meet specified delivery terms or becomes insolvent prior to aircraft delivery, the Company may be required to reimburse the lessor for amounts paid by the lessor to the aircraft manufacturer.  Under either scenario, the Company has recourse against the aircraft manufacturer.  Once aircraft are delivered under the novated aircraft purchase agreements, the Company no longer has an obligation under these guarantees.  The Company’s maximum exposure under the guarantees in the novated aircraft purchase agreements at July 31, 2007, was approximately $190.5 million (April 30, 2007 - $179.5 million).  The Company has not recorded a liability as at July 31, 2007 for such guarantees.  The fair value of these guarantees is considered immaterial as the premium received on issuance of such guarantees is considered immaterial and it is considered unlikely that the Company will incur any liability or loss with respect to these guarantees.

13.	Debt obligations

As at July 31, 2007, the Company reclassified the outstanding balance under the senior revolving credit facility to “Long-term debt” on the financial statements, as the facility has been renewed with the maturity date extended to September 2010.

14.	Tax contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history.  The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments.  When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments.  These adjustments could have a material impact on the Company’s results of operations.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended July 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

15.	Reconciliation to accounting principles generally accepted in the United States

In certain respects, Canadian GAAP differs from US GAAP.  For a complete discussion of Canadian and US GAAP differences, refer to Note 32 of the Company’s 2007 audited annual consolidated financial statements.  With the adoption of the new financial instrument standards under Canadian GAAP (Note 2), the Company’s accounting for financial instruments is now largely harmonized with US GAAP for this area.  If US GAAP were employed, the consolidated statements of earnings for the periods indicated would be adjusted as follows:

	Three Months Ended
	July 31, 2007	July 31, 2006
Net earnings according to Canadian GAAP	$28,145	$8,830
Pre-operating expenses	(3,192)	169
Tax impact of pre-operating expenses	826	(57)
Unrealized loss on ineffective hedges	(245)	(6,513)
Tax impact of unrealized loss on ineffective hedges	60	1,129
Proportionate foreign currency translation loss due to partial reduction in subsidiary net investment	-	1,455
Tax impact of foreign currency translation loss	-	(496)
Other, net of tax	26	60
Net earnings according to US GAAP	25,620	4,577

Weighted Average number of shares (000s)
Basic	45,104	42,011
Diluted	46,405	46,223
Net earnings per share according to US GAAP
Basic	$0.57	$0.11
Diluted	$0.55	$0.10

The consolidated balance sheet would vary in some respects when restated for US GAAP purposes.  The most significant variances pertaining to the July 31, 2007 balance sheet are listed below:

•
Property and equipment would increase by $192.0 million to record assets under construction and acquisition and amortization differences.  Under EITF 97-10 - The Effect of Lessee Involvement in Asset Construction, the Company is required to record assets under construction for US GAAP purposes.  These amounts relate to aircraft purchase agreements, which were novated to certain lessors.  Assets under construction and the corresponding obligation relating to assets under construction of $190.5 million were recorded under US GAAP as at July 31, 2007.  Once the aircraft are delivered under these agreements, a sale-leaseback transaction will occur as the Company will enter into operating leases with lessors.  This will result in the removal of the assets under construction and corresponding liability at that time.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended July 31, 2007 and 2006
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

15.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

•	Future income tax assets would increase by $34.2 million to tax-effect adjustments to net earnings under US GAAP.

•	Other assets would decrease by $35.0 million to recognize pension adjustments and the pre-operating costs adjustment.

•	Current liabilities would increase by $190.5 million to recognize potential obligations for assets under construction (see further discussion in property and equipment above).

•	Future income tax liabilities would decrease by $11.0 million to tax-effect adjustments to net earnings under US GAAP.

•	Other liabilities would increase by $111.8 million to recognize pension adjustments and foreign currency indemnity agreements.

•
Accumulated other comprehensive losses would increase by $109.0 million under US GAAP primarily due to pension adjustments related to the recognition of the funded status of the Company’s defined benefit pension and other post-retirement benefit plans.  The increase is also due to the proportionate foreign currency translation losses resulting from a partial reduction in subsidiary net investment.

Recent Accounting Pronouncements

a)	Uncertainty in Income Taxes

Effective May 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 - Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 is intended to standardize accounting practices for the recognition, de-recognition and measurement of tax benefits to enable consistency and comparability for the reporting of income tax assets and liabilities.  The adoption of FIN 48 on May 1, 2007 did not result in any adjustment to opening retained earnings under US GAAP.

b)	Fair Value Measurements

In September 2006, the FASB issued SFAS 157 - Fair Value Measurements (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement.  SFAS 157 is effective for financial statements issued for the Company’s fiscal year beginning May 1, 2008, and interim periods within that fiscal year.  The Company is currently evaluating the implications of this Statement.